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                                                             Exhibit 99(a)(13)



[CHIRON LOGO]                                              [PATHOGENESIS LOGO]




                     QUESTIONS AND ANSWERS FOR PATHOGENESIS
                              U.S.-BASED EMPLOYEES
                          ISSUE #2, SEPTEMBER 11, 2000

This is the second in a series of integration Questions and Answers for PathoGenesis employees based in the United States. Please review this information carefully. You will receive more detailed information as decisions are made.

GENERAL EMPLOYMENT ISSUES

1. Q: WHAT HAPPENS TO MY JOB AND ME ON THE DAY THE TRANSACTION CLOSES (EFFECTIVE TIME)?

1. A: By and large, little will change for the majority of employees. Until your manager notifies you otherwise, your job does not change. For the most part, policies, procedures, reporting relationships and job responsibilities will be unchanged the day after the close of the acquisition. Between the beginning of October and year end 2000 much detailed integration planning and implementation will take place. There will be a series of department and general communications that will relay the decisions as they are made.

2. Q: WHAT IF MY JOB IS ELIMINATED?

2. A: If in the course of integrating the two companies your position is eliminated and there is no similar work with PathoGenesis or Chiron in the same general geographic area, you would be eligible for severance under Chiron's severance plan. Details on this plan will be communicated in written form and during the benefits information sessions that will be held in the near future. For purposes of calculating severance benefits under the Chiron Severance Plan, we will recognize continuous service with PathoGenesis.

3. Q: WHEN WILL I KNOW IF I HAVE A JOB?

3. A: We will try to finish the organizational planning for integrating the activities of the companies before year-end. In fact, we will make every attempt to identify which positions will be eliminated within the next two months. Also, some positions may be eliminated, but not right away. It has been Chiron's practice to notify employees as soon as it has been determined that their position will be eliminated and give them the expected date.

It is a fact of business life that priorities and circumstances change. Even when the integration planning is complete, something else could lead to elimination of someone's position. It is one of the reasons that Chiron has a formal severance plan.

4. Q: WHO WILL DECIDE IF MY JOB IS ELIMINATED?

4. A: Managers from both Chiron and PathoGenesis will participate in the process of planning the integrated functions. The decisions will be made based on the overall needs of the business. Individual employee decisions will be made based on the skills and experience to perform jobs in the new combined environment.


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[CHIRON LOGO]                                              [PATHOGENESIS LOGO]

5. Q: WHAT WILL HAPPEN TO MY EMPLOYEE BENEFITS AT THE EFFECTIVE TIME?

5. A: We know your employee benefits are very important to you and your families. We plan to conduct site visits to explain how benefits may change in the future. Many of your benefit plans will be unchanged initially, probably through year-end 2000. This includes your medical and dental coverage and life insurance coverage. There are no immediate changes planned for payroll or for time off policies. Obviously, as covered in more detail in this Q & A, plans that included PathoGenesis stock are immediately affected.


GENERAL TENDER QUESTION

6. Q: SHOULD I RESPOND TO THE TENDER OFFER MATERIALS SENT TO ME OR CAN I JUST DO NOTHING?

6. A: You are encouraged to carefully review and consider the options available. If you do nothing and do not tender your shares, you will still have the right to receive after the Effective Time $38.50 per share in cash for your shares, but it may take longer for you to receive the cash.


STOCK OPTION PLAN

7. Q: CAN YOU TELL ME SOMETHING ABOUT THE CHIRON STOCK OPTION PLAN?

7. A: Chiron has a stock option program which, as currently administered, provides for new hire and periodic option grants. Regardless of your decision to convert your PathoGenesis options, you will be eligible for new grants under the Chiron 1991 Stock Option Plan, assuming you continue employment with Chiron. Chiron's stock option program provides for competitive level annual option grants based on each participant's salary grade level and performance.
Chiron's annual grants take place in August.

A recent improvement to the Chiron Stock Option Plan provides for a retirement feature that allows employees meeting certain criteria to continue vesting and exercisability (for three years after employment ends) of Chiron options granted after August 31, 1999. The criteria are age and service related. PathoGenesis continuous service will count toward meeting these requirements. Because conversion option grants are a conversion of prior PathoGenesis stock options, they will not be eligible for this feature, but any New Chiron Options granted as a result of conversion (the 30% option you are granted if you elect the Conversion Alternative) or any future Chiron option grants you are granted will be eligible for this feature (as long as grants made under the Plan contain this feature). You will receive more information about the Chiron stock option program over the next few weeks.

8. Q: WILL I RECEIVE A NEW HIRE GRANT FROM CHIRON ON THE CLOSE OF THE MERGER?

8. A: We are currently evaluating how we will integrate PathoGenesis employees into the Chiron stock option program as part of our overall review of compensation and benefits programs. Since PathoGenesis employees have already received a grant for 2000 and will be receiving PathoGenesis service credit, a general new hire grant to all employees is not contemplated. However, we will be evaluating PathoGenesis grant practices and how we can move PathoGenesis employees to Chiron's stock program. It is in Chiron's and our stockholders' best interests that PathoGenesis employees have a stake in the potential success of the combined organizations and that equity levels for both companies' employees reflect their contributions to stockholder return.

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[CHIRON LOGO]                                              [PATHOGENESIS LOGO]

9. Q: BASED ON THE STOCK OPTION CONVERSION ALTERNATIVE, I WILL END UP WITH WHOLE SHARES AND FRACTIONAL SHARES. HOW WILL THE FRACTIONAL SHARES BE HANDLED?

9. A: The fractional shares will be rounded to the closest whole share, so that .50 or higher of a share will be rounded up to a full share and .49 or less of a share will be rounded down. The Merger Agreement specified the calculation would be rounded down but this has been amended to the closest whole share.

10. Q: WILL THERE BE A DEADLINE DATE BEYOND WHICH EMPLOYEES CANNOT EXERCISE THEIR PATHOGENESIS STOCK OPTIONS?

10. A: Yes, the deadline is the Effective Time. Keep in mind that if you do not choose the Conversion Alternative, all your outstanding PathoGenesis options, vested and unvested, will be cashed out as described in the prior Questions and Answers communication.

11. Q: WHEN DO I HAVE TO MAKE A DECISION REGARDING THE CASH OUT RIGHT OR CHOOSING THE CONVERSION ALTERNATIVE?

11. A: You should elect by 1:00 p.m. Pacific Daylight Time on Monday, September 18, 2000 by signing the Election Form and returning it to PathoGenesis Human Resources either by interoffice mail, in person or by fax. You may change your decision by completing and delivering a new Election Form up until the Effective Time, which could be as early as the morning of September 19. Details on the Election Form process are being provided to you separately.

12. Q: WHAT IF I DON'T KNOW IF I'LL BE A CHIRON EMPLOYEE?

12. A: The Merger Agreement provides for a "safety net" to provide a payment to you for your unexercised, vested and unvested, converted Chiron shares with exercise prices below the 5-day average closing price of Chiron stock before the Effective Time if you choose the Conversion Alternative as explained in the earlier Questions and Answers communication. An example of how the "safety net" works is covered in question 18 below.

13. Q: WHAT IF I DON'T CONTACT PATHOGENESIS HUMAN RESOURCES WITH MY CHOICE?

13. A: If your Election Form is not received, then the Cash Out Right provision of the Merger Agreement would apply.

14. Q: WHAT HAPPENS IF I AM OUT OF THE OFFICE ON KEY DATES?

14. A: If you are out of the office, provisions for sending in your Election Form will be communicated when the Election Form is provided to you.

15. Q: IN THE CASE OF CASH OUT, WILL I NEED TO USE A BROKER OR INCUR TRANSACTION CHARGES?

15. A: There will be no transaction charges to optionees if they receive payment through the Cash Out Right.

16. Q: WILL I BE ABLE TO ELECT TO CASH-OUT OF SOME OPTIONS AND CONVERT OTHERS? FOR EXAMPLE, CAN I CASH-OUT MY VESTED OPTIONS AND CONVERT MY UNVESTED OPTIONS?

16. A: All of your vested and unvested options as of the Effective Time will be either converted or cashed out depending on the election you make. There is no provision for partial conversion or cash out. However, you can exercise your vested PathoGenesis options at any time until the Effective Time. If you choose the Conversion Alternative, any remaining PathoGenesis options will be converted to Chiron



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[CHIRON LOGO]                                              [PATHOGENESIS LOGO]

options as explained in the earlier Q&A under Conversion Alternative. Remember, however, vested options that are converted remain vested and exercisable.

17. Q: IF I ELECT THE CONVERSION ALTERNATIVE, WILL I BE ABLE TO EXERCISE MY VESTED CHIRON CONVERSION OPTIONS ON THE DAY AFTER THE MERGER?

17. A. It is anticipated that you will be able to exercise your vested conversion options within 4 business days after the Effective Time.

18. Q: I KNOW YOU EXPLAINED HOW THE "SAFETY NET" PROVISION OF THE MERGER AGREEMENT WOULD PROTECT ME IF I ELECT THE CONVERSION ALTERNATIVE AND CHIRON THEN ELIMINATES MY POSITION. CAN YOU GIVE ME AN EXAMPLE?

18. A: To give you an example of how the "safety net" would work, we'll use the example of Mary Smith's option conversion from the 1st Q & A's distributed to you:

Mary had elected to convert her PathoGenesis options to Chiron options in this example. Based on the assumed conversion ratio of .802, Mary's Chiron conversion options at the Effective Time were:

              1/26/99 option: 321 conversion shares of Chiron stock @ $62.65 exercise price
              5/7/99 option:  642 conversion shares of Chiron stock @ $16.83 exercise price 6/01/00 option: 321 conversion shares of Chiron stock @ $20.57 exercise price
              Note: The number of shares shown is three more than the 1st Q&A due to the change in rounding convention referenced in Question 9 above.

If Mary's position were to be eliminated by Chiron on 6/15/01 and she had not exercised any options since the conversion of her PathoGenesis stock options, she would have the same number of conversion options as above. There would have been continued vesting of those options as reflected below:


         Option Date       Vested Options         Unvested Options     Total Conversion Options
         1/29/99               160                       161                   321
         5/07/99               321                       321                   642
         6/01/00                80                       241                   321

If Chiron's 5 day average price prior to the Effective Time was $48.00 (the same price as used in the 1st Q&A showing the impact of Mary choosing the Conversion Alternative), Mary would receive a payment calculated as follows:

         1/26/99 option:  321  conversion shares x ($48.00 - $62.65 exercise price)  = $        0
         5/07/99 option:  642  conversion shares x ($48.00 - $16.83 exercise price)  = $20,011.14
         6/01/00 option:  321  conversion shares x ($48.00 - $20.57 exercise price)  = $ 8,805.03
                                                                                       -----------
                          Total Payment to Mary (less appropriate withholds)         = $28,816.17

If Chiron's stock price was above the average 5 day price of $48.00 in the example above, Mary could exercise all her vested "above water" options prior to the termination of her employment to capture the increased value of these shares. On her termination date, any remaining vested and unvested options would then be cashed out under the formula used above.

The intent of this provision is to ensure that PathoGenesis employees whose positions are eliminated within the first 12 months following the Effective Time would be no worse off than if they had elected the Cash Out Right. The calculations above are slightly different from the Cash Out Right calculations on the 1st Q&A due to the change in rounding convention.


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[CHIRON LOGO]                                              [PATHOGENESIS LOGO]


401(K) EMPLOYEE INVESTMENT PLAN


19. Q: HOW LONG CAN I CONTINUE TO MAKE CONTRIBUTIONS TO THE PATHOGENESIS 401(K) PLAN?

19. A: The PathoGenesis plan will continue until further notice. You can continue to make salary deferral contributions, which will be matched as provided in the 401(k) Plan, after the Effective Time.

20. Q: CAN I REQUEST A LOAN AT THIS TIME?

20. A: Yes, if you are eligible. The current PathoGenesis plan loan provisions apply.

21. Q: WHAT HAPPENS IF I ALREADY HAVE A 401(K) LOAN?

21. A: Nothing will happen immediately and regular repayments will continue. Decisions about future changes to the PathoGenesis plan will be communicated during the fourth quarter.

22. Q: WHAT WILL HAPPEN TO MY 401(K) ACCOUNT IF I LEAVE THE COMPANY?

22. A: The termination provisions of the current PathoGenesis plan will apply. Please refer to the Summary Plan Description for details as to your alternatives.


SHAREPATH EMPLOYEE STOCK PURCHASE PLAN

23. Q: WHEN WILL MY LAST CONTRIBUTION BE?

23. A: Your last contribution will be on the Acceptance Date, expected to be September 18. Beginning with the last regular pay period prior to the expected Acceptance Date, there will be special administrative procedures which will take care of contributions up to the actual Acceptance Date.

24. Q: WHAT WILL HAPPEN TO MY CONTRIBUTIONS SINCE THE LAST PURCHASE DATE?

24. A: FOLLOWING THE EFFECTIVE TIME, the balance in your account will be converted to the appropriate tender offer cash out value and paid by PathoGenesis.


COMPENSATION PROGRAMS

25. Q: HOW WILL THE COMPENSATION PROGRAMS OF THE TWO ORGANIZATIONS BE
INTEGRATED?

25. A: Chiron and PathoGenesis Human Resources are working on how to integrate our programs. Our plans are that PathoGenesis compensation programs such as merit increases, bonus and Pathways will continue through the end of 2000. For 2000, Pathways Awards and any bonus eligibility will be administered under the current PathoGenesis programs and eligibility as established by PathoGenesis management. In the aggregate, compensation and benefits will be no less favorable than those currently provided by PathoGenesis through 2001.

26. Q: WILL CHIRON MAKE ANY CHANGES TO PATHOGENESIS EMPLOYEE SALARIES AFTER THE COMPANIES ARE MERGED?

26. A: No changes to your salary will be made because of the merger. Your manager will continue to be responsible for salary administration after the merger and through year-end 2000 under the


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[CHIRON LOGO]                                              [PATHOGENESIS LOGO]

PathoGenesis program.

27. Q: DOES CHIRON HAVE PROGRAMS SIMILAR TO PATHOGENESIS' PATHWAYS AND BONUS PROGRAMS?

27. A: Yes. Chiron has both an award program called Employee Excellence Award
(EEA) and an Annual Incentive Plan (AIP) for US based employees. Participation in these programs is based on grade level. We have not completed the analysis of grade levels between the two organizations, but believe Chiron's programs will deliver greater award or bonus opportunity for the majority of PathoGenesis employees.


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